UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

RENTECH, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

760112102

(CUSIP Number)

Marisa Beeney

GSO Capital Partners LP

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760112102

1	Names of reporting persons GSO Cactus Credit Opportunities Fund LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 4,452,839*
	8	Shared voting power 0
	9	Sole dispositive power 4,452,839*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 4,452,839*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.9%†
14	Type of reporting person (see instructions) PN

*	Represents approximate number of shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Rentech, Inc., a Colorado corporation (the “Issuer”) issuable upon conversion of Series E Convertible Preferred Stock, par value $10.00 per share (the “Series E Convertible Preferred Stock”).
†	The calculation of the foregoing percentage is based on 228,485,033 shares of Common Stock outstanding as of October 31, 2014 as reported in the Quarterly Report on Form 10-Q for the Fiscal Period Ended September 30, 2014 of the Issuer, filed with the SEC on November 10, 2014, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112102

1	Names of reporting persons Steamboat Credit Opportunities Master Fund LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands, British West Indies
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,729,862*
	8	Shared voting power 0
	9	Sole dispositive power 1,729,862*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,729,862*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.8%†
14	Type of reporting person (see instructions) PN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 228,485,033 shares of Common Stock outstanding as of October 31, 2014 as reported in the Quarterly Report on Form 10-Q for the Fiscal Period Ended September 30, 2014 of the Issuer, filed with the SEC on November 10, 2014, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112102

1	Names of reporting persons GSO Coastline Credit Partners LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,731,139*
	8	Shared voting power 0
	9	Sole dispositive power 1,731,139*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,731,139*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.8%†
14	Type of reporting person (see instructions) PN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 228,485,033 shares of Common Stock outstanding as of October 31, 2014 as reported in the Quarterly Report on Form 10-Q for the Fiscal Period Ended September 30, 2014 of the Issuer, filed with the SEC on November 10, 2014, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112102

1	Names of reporting persons GSO Aiguille des Grands Montets Fund II LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Ontario, Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 5,852,021*
	8	Shared voting power 0
	9	Sole dispositive power 5,852,021*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 5,852,021*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.5%†
14	Type of reporting person (see instructions) PN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 228,485,033 shares of Common Stock outstanding as of October 31, 2014 as reported in the Quarterly Report on Form 10-Q for the Fiscal Period Ended September 30, 2014 of the Issuer, filed with the SEC on November 10, 2014, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112102

1	Names of reporting persons GSO Palmetto Opportunistic Investment Partners LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,003,003*
	8	Shared voting power 0
	9	Sole dispositive power 3,003,003*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 3,003,003*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.3%†
14	Type of reporting person (see instructions) PN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 228,485,033 shares of Common Stock outstanding as of October 31, 2014 as reported in the Quarterly Report on Form 10-Q for the Fiscal Period Ended September 30, 2014 of the Issuer, filed with the SEC on November 10, 2014, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112102

1	Names of reporting persons GSO Credit-A Partners LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 7,262,045*
	8	Shared voting power 0
	9	Sole dispositive power 7,262,045*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 7,262,045*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.1%†
14	Type of reporting person (see instructions) PN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 228,485,033 shares of Common Stock outstanding as of October 31, 2014 as reported in the Quarterly Report on Form 10-Q for the Fiscal Period Ended September 30, 2014 of the Issuer, filed with the SEC on November 10, 2014, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112102

1	Names of reporting persons GSO Special Situations Fund LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 12,951,069*
	8	Shared voting power 0
	9	Sole dispositive power 12,951,069*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 12,951,069*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 5.4%†
14	Type of reporting person (see instructions) PN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 228,485,033 shares of Common Stock outstanding as of October 31, 2014 as reported in the Quarterly Report on Form 10-Q for the Fiscal Period Ended September 30, 2014 of the Issuer, filed with the SEC on November 10, 2014, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112102

1	Names of reporting persons GSO Special Situations Overseas Master Fund Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands, British West Indies
Number of shares beneficially owned by each reporting person with	7	Sole voting power 8,063,063*
	8	Shared voting power 0
	9	Sole dispositive power 8,063,063*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 8,063,063*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.4%†
14	Type of reporting person (see instructions) CO

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 228,485,033 shares of Common Stock outstanding as of October 31, 2014 as reported in the Quarterly Report on Form 10-Q for the Fiscal Period Ended September 30, 2014 of the Issuer, filed with the SEC on November 10, 2014, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112102

1	Names of reporting persons GSO Palmetto Opportunistic Associates LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,003,003*
	8	Shared voting power 0
	9	Sole dispositive power 3,003,003*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 3,003,003*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.3%†
14	Type of reporting person (see instructions) OO

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 228,485,033 shares of Common Stock outstanding as of October 31, 2014 as reported in the Quarterly Report on Form 10-Q for the Fiscal Period Ended September 30, 2014 of the Issuer, filed with the SEC on November 10, 2014, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112102

1	Names of reporting persons GSO Credit-A Associates LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 7,262,045*
	8	Shared voting power 0
	9	Sole dispositive power 7,262,045*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 7,262,045*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.1%†
14	Type of reporting person (see instructions) OO

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 228,485,033 shares of Common Stock outstanding as of October 31, 2014 as reported in the Quarterly Report on Form 10-Q for the Fiscal Period Ended September 30, 2014 of the Issuer, filed with the SEC on November 10, 2014, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112102

1	Names of reporting persons GSO Holdings I L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 10,265,048*
	8	Shared voting power 0
	9	Sole dispositive power 10,265,048*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 10,265,048*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.3%†
14	Type of reporting person (see instructions) OO

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 228,485,033 shares of Common Stock outstanding as of October 31, 2014 as reported in the Quarterly Report on Form 10-Q for the Fiscal Period Ended September 30, 2014 of the Issuer, filed with the SEC on November 10, 2014, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112102

1	Names of reporting persons GSO Capital Partners LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 34,779,996*
	8	Shared voting power 0
	9	Sole dispositive power 34,779,996*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 34,779,996*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 13.2%†
14	Type of reporting person (see instructions) PN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 228,485,033 shares of Common Stock outstanding as of October 31, 2014 as reported in the Quarterly Report on Form 10-Q for the Fiscal Period Ended September 30, 2014 of the Issuer, filed with the SEC on November 10, 2014, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112102

1	Names of reporting persons GSO Advisor Holdings L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 34,779,996*
	8	Shared voting power 0
	9	Sole dispositive power 34,779,996*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 34,779,996*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 13.2%†
14	Type of reporting person (see instructions) OO

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 228,485,033 shares of Common Stock outstanding as of October 31, 2014 as reported in the Quarterly Report on Form 10-Q for the Fiscal Period Ended September 30, 2014 of the Issuer, filed with the SEC on November 10, 2014, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112102

1	Names of reporting persons Blackstone Holdings I L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 45,045,045*
	8	Shared voting power 0
	9	Sole dispositive power 45,045,045*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 45,045,045*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 16.5%†
14	Type of reporting person (see instructions) PN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 228,485,033 shares of Common Stock outstanding as of October 31, 2014 as reported in the Quarterly Report on Form 10-Q for the Fiscal Period Ended September 30, 2014 of the Issuer, filed with the SEC on November 10, 2014, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112102

1	Names of reporting persons Blackstone Holdings I/II GP Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 45,045,045*
	8	Shared voting power 0
	9	Sole dispositive power 45,045,045*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 45,045,045*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 16.5%†
14	Type of reporting person (see instructions) CO

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 228,485,033 shares of Common Stock outstanding as of October 31, 2014 as reported in the Quarterly Report on Form 10-Q for the Fiscal Period Ended September 30, 2014 of the Issuer, filed with the SEC on November 10, 2014, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112102

1	Names of reporting persons The Blackstone Group L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 45,045,045*
	8	Shared voting power 0
	9	Sole dispositive power 45,045,045*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 45,045,045*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 16.5%†
14	Type of reporting person (see instructions) PN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 228,485,033 shares of Common Stock outstanding as of October 31, 2014 as reported in the Quarterly Report on Form 10-Q for the Fiscal Period Ended September 30, 2014 of the Issuer, filed with the SEC on November 10, 2014, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112102

1	Names of reporting persons Blackstone Group Management L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 45,045,045*
	8	Shared voting power 0
	9	Sole dispositive power 45,045,045*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 45,045,045*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 16.5%†
14	Type of reporting person (see instructions) OO

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 228,485,033 shares of Common Stock outstanding as of October 31, 2014 as reported in the Quarterly Report on Form 10-Q for the Fiscal Period Ended September 30, 2014 of the Issuer, filed with the SEC on November 10, 2014, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112102

1	Names of reporting persons Bennett J. Goodman
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 45,045,045*
	9	Sole dispositive power 0
	10	Shared dispositive power 45,045,045*
11	Aggregate amount beneficially owned by each reporting person 45,045,045*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 16.5%†
14	Type of reporting person (see instructions) IN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 228,485,033 shares of Common Stock outstanding as of October 31, 2014 as reported in the Quarterly Report on Form 10-Q for the Fiscal Period Ended September 30, 2014 of the Issuer, filed with the SEC on November 10, 2014, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112102

1	Names of reporting persons J. Albert Smith III
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 45,045,045*
	9	Sole dispositive power 0
	10	Shared dispositive power 45,045,045*
11	Aggregate amount beneficially owned by each reporting person 45,045,045*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 16.5%†
14	Type of reporting person (see instructions) IN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 228,485,033 shares of Common Stock outstanding as of October 31, 2014 as reported in the Quarterly Report on Form 10-Q for the Fiscal Period Ended September 30, 2014 of the Issuer, filed with the SEC on November 10, 2014, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112102

1	Names of reporting persons Douglas I. Ostrover
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 45,045,045*
	9	Sole dispositive power 0
	10	Shared dispositive power 45,045,045*
11	Aggregate amount beneficially owned by each reporting person 45,045,045*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 16.5%†
14	Type of reporting person (see instructions) IN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 228,485,033 shares of Common Stock outstanding as of October 31, 2014 as reported in the Quarterly Report on Form 10-Q for the Fiscal Period Ended September 30, 2014 of the Issuer, filed with the SEC on November 10, 2014, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112102

1	Names of reporting persons STEPHEN A. SCHWARZMAN
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 45,045,045*
	8	Shared voting power 0
	9	Sole dispositive power 45,045,045*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 45,045,045*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 16.5%†
14	Type of reporting person (see instructions) IN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 228,485,033 shares of Common Stock outstanding as of October 31, 2014 as reported in the Quarterly Report on Form 10-Q for the Fiscal Period Ended September 30, 2014 of the Issuer, filed with the SEC on November 10, 2014, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to the Common Stock (as defined below) of the Issuer (as defined below), and amends the initial statement on Schedule 13D filed on April 21, 2014 (the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Rentech, Inc., a Colorado corporation (the “Issuer”), having its principal executive offices at 10877 Wilshire Boulevard, 10th Floor, Los Angeles, California 90024.

Item 2.	Identity and Background.

(a) – (c) This Schedule 13D is being filed by:

•	(i) GSO Cactus Credit Opportunities Fund LP, which is a Delaware limited partnership, (ii) Steamboat Credit Opportunities Master Fund LP, which is a Cayman Islands limited partnership, (iii) GSO Coastline Credit Partners LP, which is a Delaware limited partnership, (iv) GSO Aiguille des Grands Montets Fund II LP, which is an Ontario, Canada limited partnership, (vi) GSO Special Situations Fund LP, which is a Delaware limited partnership, (vi) GSO Special Situations Overseas Master Fund Ltd., which is a Cayman Islands company limited by shares, (vii) GSO Palmetto Opportunistic Investment Partners LP, which is a Delaware limited partnership, (viii) GSO Credit A-Partners LP, which is a Delaware limited partnership, (collectively, with GSO Cactus Credit Opportunities Fund LP, Steamboat Credit Opportunities Master Fund LP, GSO Coastline Credit Partners LP, GSO Aiguille des Grands Montets Fund II LP, GSO Special Situations Fund LP, GSO Special Situations Overseas Master Fund Ltd. and GSO Palmetto Opportunistic Investment Partners LP, the “GSO Funds”), (ix) GSO Palmetto Opportunistic Associates LLC, which is a Delaware limited liability company, (x) GSO Credit-A Associates LLC, which is a Delaware limited liability company, (xi) GSO Holdings I L.L.C., which is a Delaware limited liability company and (xii) GSO Capital Partners LP, which is a Delaware limited partnership (collectively, with GSO Palmetto Opportunistic Associates LLC, GSO Credit-A Associates LLC and GSO Holdings I L.L.C. and the GSO Funds, the “GSO Entities”);

•	Bennett J. Goodman, J. Albert Smith III and Douglas I. Ostrover, each of whom is a United States citizen (collectively, the “GSO Executives”);

•	(i) GSO Advisor Holdings L.L.C., which is a Delaware limited liability company, (ii) Blackstone Holdings I L.P., which is a Delaware limited partnership, (iii) Blackstone Holdings I/II GP Inc., which is a Delaware corporation, (iv) The Blackstone Group L.P., which is a Delaware limited partnership, and (v) Blackstone Group Management L.L.C., which is a Delaware limited liability company (collectively, the “Blackstone Entities”); and

•	Stephen A. Schwarzman, who is a United States citizen.

The principal business address of each of the GSO Entities and GSO Executives is c/o GSO Capital Partners LP, 345 Park Avenue, New York, NY 10154. The principal business address of each of the Blackstone Entities and Mr. Schwarzman is c/o The Blackstone Group, 345 Park Avenue, New York, NY 10154.

The principal business of the GSO Funds is investing in both public and private non-investment grade and non-rated securities, including leveraged loans, high yield bonds, distressed securities, second lien loans, mezzanine securities, equity securities, credit derivatives and other investments.

The principal business of GSO Palmetto Opportunistic Associates LLC is performing the functions of, and serving as, the general partner of GSO Palmetto Opportunistic Investment Partners LP. The principal business of GSO Credit-A Associates LLC is performing the functions of, and serving as, the general partner of GSO Credit-A Partners LP. The principal business of GSO Holdings I L.L.C. is performing the functions of, and serving as, the managing member (or similar position) of and member or equity holder in each of GSO Palmetto Opportunistic Associates LLC and GSO Credit-A Associates LLC and other affiliated entities.

The principal business of GSO Capital Partners LP is serving as the investment manager of each of GSO Cactus Credit Opportunities Fund LP, Steamboat Credit Opportunities Master Fund LP, GSO Coastline Credit Partners LP, GSO Aiguille des Grands Montets Fund II LP, GSO Special Situations Fund LP and GSO Special Situations Overseas Master Fund Ltd. and other affiliated entities.

The principal business of GSO Advisor Holdings L.L.C. is performing the functions of, and serving as, the general partner of GSO Capital Partners LP. The principal business of Blackstone Holdings I L.P. is performing the functions of, and serving as, a managing member (or similar position) of and member or equity holder in each of GSO Holdings I L.L.C. and GSO Advisor Holdings L.L.C. and other affiliated entities. The principal business of Blackstone Holdings I/II GP Inc. is performing the functions of, and serving as, the general partner (or similar position) of Blackstone Holdings I L.P. and other affiliated Blackstone entities. The principal business of The Blackstone Group L.P. is performing the functions of, and serving as, the controlling shareholder of Blackstone Holdings I/II GP Inc. and other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the general partner of The Blackstone Group L.P.

The principal occupation of Mr. Stephen A. Schwarzman is serving as an executive of Blackstone Group Management L.L.C. The principal occupation of each of Messrs. Goodman, Smith and Ostrover is serving as an executive of GSO Holdings I LLC and GSO Capital Partners LP.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(b) above for citizenship of each of the Reporting Persons.

Item 4.	Purpose of Transaction.

The last paragraph of Item 4 of this Schedule 13D is hereby amended and restated as follows:

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference in this Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 (a) – (b) of this Schedule 13D is hereby amended and restated as follows:

(a) – (b) Based on information set forth in the Quarterly Report on Form 10-Q for the Fiscal Period Ended September 30, 2014 of the Issuer, filed with the SEC on November 10, 2014, the following disclosure assumes that there are 228,485,033 shares of Common Stock outstanding as of October 31, 2014.

Based on this number of outstanding shares of Common Stock, the aggregate number and percentage of the shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D.

As of the date hereof, GSO Cactus Credit Opportunities Fund LP directly holds 9,885.3043 shares of Series E Convertible Preferred Stock convertible into approximately 4,452,839 shares of Common Stock, Steamboat Credit Opportunities Master Fund LP directly holds 3,840.2958 shares of Series E Convertible Preferred Stock convertible into approximately 1,729,862 shares of Common Stock, GSO Coastline Credit Partners LP directly holds 3,843.1304 shares of Series E Convertible Preferred Stock convertible into approximately 1,731,139 shares of Common Stock, GSO Aiguille des Grands Montets Fund II LP directly holds 12,991.4871 shares of Series E Convertible Preferred Stock convertible into approximately 5,852,021 shares of Common Stock, GSO Palmetto Opportunistic Investment Partners LP directly holds 6,666.6667 shares of Series E Convertible Preferred Stock convertible into approximately 3,003,003 shares of Common Stock, GSO Credit-A Partners LP directly holds 16,121.7415 shares of Series E Convertible Preferred Stock convertible into approximately 7,262,045 shares of Common Stock, GSO Special Situations Fund LP directly holds 28,751.3742 shares of Series E Convertible Preferred Stock convertible into approximately 12,951,069 shares of Common Stock and GSO Special Situations Overseas Master Fund Ltd. directly holds 17,900.0000 shares of Series E Convertible Preferred Stock convertible into approximately 8,063,063 shares of Common Stock.

GSO Palmetto Opportunistic Associates LLC is the general partner of GSO Palmetto Opportunistic Investment Partners LP, and in that capacity directs its operations. GSO Credit-A Associates LLC is the general partner of GSO Credit-A Partners LP, and in that capacity directs its operations. GSO Holdings I L.L.C. is the managing member of each of GSO Palmetto Opportunistic Associates LLC and GSO Credit-A Associates LLC, and in that capacity directs operations for each of them.

GSO Capital Partners LP serves as the investment manager of each of GSO Cactus Credit Opportunities Fund LP, Steamboat Credit Opportunities Master Fund LP, GSO Coastline Credit Partners LP, GSO Aiguille des Grands Montets Fund II LP, GSO Special Situations Fund LP and GSO Special Situations Overseas Master Fund Ltd, and in that respect holds discretionary investment authority for each of them.

GSO Advisor Holdings L.L.C. is the general partner of GSO Capital Partners LP, and in that capacity directs its operations. Blackstone Holdings I L.P. is a managing member of GSO Holdings I L.L.C. and the sole member of GSO Advisor Holdings L.L.C. Blackstone Holdings I/II GP Inc. is the general partner of Blackstone Holdings I L.P., and in that capacity, directs its operations. The Blackstone Group L.P. is the controlling shareholder of Blackstone Holdings I/II GP Inc., and in that capacity, directs its operations. Blackstone Group Management L.L.C. is the general partner of The Blackstone Group L.P., and in that capacity directs its operations. Blackstone Group Management L.L.C. is wholly owned by its senior managing directors and controlled by its founder, Stephen A. Schwarzman. In addition, each of Bennett J. Goodman, J. Albert Smith III and Douglas I. Ostrover may be deemed to have shared voting power and/or investment power with respect to the securities held by the GSO Funds.

Each such Reporting Person may be deemed to beneficially own the Common Shares beneficially owned by the GSO Funds directly or indirectly controlled by it or him, but neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than the GSO Funds identified is directly holding shares of Common Stock) is the beneficial owner of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Common Stock and any assertion or presumption that it and the other persons on whose behalf this statement is filed constitute a “group.”

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than the GSO Funds, to the extent they directly hold the shares of Common Stock reported on this Schedule 13D) is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference in this Item 4.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated as follows:

Subscription Agreement

On April 9, 2014, the Issuer entered into a Subscription Agreement (the “Original Subscription Agreement”) with the GSO Funds, pursuant to which the Issuer sold 100,000 shares of the Series E Convertible Preferred Stock, par value $10.00 per share (the “Purchased Shares”) to the GSO Funds for an aggregate of $98 million (inclusive of an issuance discount of 2%). On February 12, 2014, the Issuer entered into Amendment No. 1 to the Subscription Agreement with the GSO Funds (“Amendment No. 1” and, the Original Subscription Agreement, as amended by Amendment No. 1, the “Subscription Agreement”).

Conversion. Under the Articles of Amendment (as defined below) any holder of outstanding shares of Series E Convertible Preferred Stock has the right, but not the obligation, to elect, from time to time, to convert any or all of such holder’s shares of Series E Convertible Preferred Stock into a number of shares of Common Stock as is determined by dividing the original issue price of $1,000 per share of each such share of Series E Convertible Preferred Stock by $2.22 (the “Conversion Price”), subject to adjustments in the event of a stock split, stock or securities dividend, combination, recapitalization or certain other customary adjustments, with any fractional shares paid in cash. However, no more than an aggregate of 45,045,045 shares of Common Stock can be issued upon such conversion, subject to appropriate adjustment in the event of a stock split, stock dividend, combination or other similar recapitalization (the “Conversion Cap”).

The Issuer may elect to convert all, but not less than all, of the outstanding shares of Series E Convertible Preferred Stock to Common Stock at any time after the second anniversary of the original issue date if the trading price was more than two times the Conversion Price for at least the 30 consecutive trading days during the 90 days immediately preceding such election. The Conversion Price will be adjusted as provided in the Articles of Amendment filed on April 9, 2014 to the Amended and Restated Articles of Incorporation of the Issuer (the “Articles of Amendment”) in the event of certain stock splits, stock subdivisions, stock or securities dividends, stock reclassifications, reorganizations, mergers, consolidations or sales of assets. The Articles of Amendment do not include any price-based anti-dilution adjustments.

Dividends. Under the Articles of Amendment, dividends on the Series E Convertible Preferred accrue and are cumulative, whether or not declared by the Board of Directors of the Issuer, at the rate of 4.5% per annum on the sum of the original issue price plus all unpaid accrued and accumulated dividends thereon, whether or not declared by the Board of Directors. In addition to the dividends accruing on shares of Series E Convertible Preferred Stock described above, if the Issuer declares or pays a cash dividend on its Common Stock, the Issuer is required to declare and pay a dividend on the outstanding shares of Series E Convertible Preferred Stock on a pro rata basis with the Common Stock determined on an as-converted basis.

Voting. Under the Articles of Amendment, each holder of outstanding shares of Series E Convertible Preferred Stock is entitled to vote with holders of outstanding shares of Common Stock, voting together as a single class, with respect to any and all matters presented to the shareholders of the Issuer. In any such vote, each outstanding share of Series E Convertible Preferred Stock is entitled to a number of votes equal to the number of shares of Common Stock into which such share of Series E Convertible Preferred Stock is convertible.

In the election of directors to the Issuer:

•	for so long as the initial holders (or their Permitted Transferees (as defined in the Articles of Amendment)) of the outstanding shares of Series E Convertible Preferred Stock as of the original issue date own at least 85% of the shares of Series E Convertible Preferred Stock issued on the original issue date, the holders of the outstanding shares of Series E Convertible Preferred Stock, voting as a separate class, are entitled to elect two individuals to the Board of Directors (each, a “Series E Director”); and

•	for so long as the initial holders (or their Permitted Transferees) of the outstanding shares of Series E Convertible Preferred Stock as of the original issue date own at least 42.5% of the shares of Series E Convertible Preferred Stock issued on the original issue date, the holders of the outstanding shares of Series E Convertible Preferred Stock, voting as a separate class, are entitled to elect one Series E Director.

Under the Articles of Amendment, the Issuer may not take certain actions without first having obtained the written consent of the holders of a majority of the outstanding shares of Series E Convertible Preferred Stock (the “Protective Provisions”), including, without limitation (a) issuing any indebtedness directly or indirectly convertible into or exchangeable for any capital stock;

(b) redeeming or repurchasing or permitting any subsidiary of the Issuer to redeem or repurchase any shares of any class or series of capital stock of the Issuer, subject to certain exceptions, including an exception that applies if the Issuer has paid in full all accrued and accumulated dividends on the Series E Convertible Preferred Stock through the last dividend payment date; provided that, in such case, a redemption or repurchase generally cannot be made using indebtedness proceeds; and (c) increasing or decreasing the maximum number of directors on the Board of Directors to more than ten persons or to less than eight persons.

Redemption. Under the Articles of Amendment, after the earliest of (a) the seventh anniversary of the original issue date, (b) the consummation of a Change of Control (as defined in the Articles of Amendment), (c) a bankruptcy, a dissolution, a liquidation or the winding up the affairs of the Issuer or (d) any breach by the Issuer of the Protective Provisions (which breach has remained uncured for a period of 30 days, provided such 30-day cure period shall not apply if such breach is not capable of cure), each holder of outstanding shares of Series E Convertible Preferred Stock shall, have the right to cause the Issuer to redeem any or all of the outstanding shares of Series E Convertible Preferred Stock held by such holder. The “Redemption Price” for the shares will be equal to their original issue price plus all unpaid accrued and accumulated dividends thereon (including any amounts accrued and unpaid since the last dividend payment date).

Under the Articles of Amendment, a “Change of Control” includes, among other things, (a) the sale, transfer, lease or other disposition, in one or a series of related transactions, of assets (including equity interests in any subsidiary of the Issuer) comprising a majority of the assets of the wood fibre, wood pellet and related businesses of the Issuer and its subsidiaries, other than any sale in a public offering of limited partner interests or other equity interests in any subsidiary of the Issuer, so long as the Issuer, directly or indirectly, owns a majority of the voting and economic interests in the general partner, manager or similar governing entity of such subsidiary; and (b) the Issuer ceasing to own or control, directly or indirectly (i) a majority of the shares of capital stock or equity, partnership or membership interests of the general partner of Rentech Nitrogen Partners, L.P., or (ii) its general partner. Under the Articles of Amendment, a “Change of Control” does not include any removal of or failure to re-elect any or all of the directors of the Issuer if such removal or failure to re-elect is approved by such vote of the Issuer’s shareholders as is required under the Issuer’s Articles of Incorporation and Bylaws.

The Issuer may redeem all, but not less than all, of the outstanding shares of Series E Convertible Preferred Stock at any time after the seventh anniversary of the original issue date for a price equal to the Redemption Price.

Issuer Call Right. Under the Subscription Agreement, at any time after February 12, 2015, the Issuer shall have the right (the “Call Right”) to repurchase all, but not less than all, of the Purchased Shares in exchange for the Call Price per Purchased Share (as defined below) and the issuance to the GSO Funds of warrants (the “Repurchase Warrants”) exercisable in the aggregate for the number of shares of Common Stock into which the Purchased Shares are convertible on the date of such repurchase at an exercise price of per share of Common Stock equal to the Conversion Price in effect on the date of such repurchase (subject to appropriate adjustment for stock splits, dividends, combinations, recapitalizations and the like) with any fractional shares paid in cash and subject to a cap of 45,045,045 shares of Common Stock (subject to appropriate adjustment for stock splits, dividends, combinations, recapitalizations and the like). The “Call Price” for the Purchased Shares will be $1000 per Purchased Share (as adjusted for any stock splits, stock dividends, recapitalizations or similar transaction with respect to the Series E Convertible Preferred Stock) plus all unpaid accrued and accumulated dividends thereon (including any amounts accrued and unpaid since the last dividend payment date). If issued, the Repurchase Warrants will have an exercise price equal to the conversion price of the Purchased Shares (the “Conversion Price”), which is $2.22 per share (subject to appropriate adjustment for stock splits, dividends, combinations, recapitalizations and the like). A form of Repurchase Warrant is attached as Exhibit H to Amendment No. 1.

GSO Funds Put Right. Under the Subscription Agreement, the GSO Funds have the right to elect to cause the Company to repurchase from the GSO Funds any or all of the Purchased Shares for a price of (the “COC Put Price”) $1000 per Purchased Share (as adjusted for any stock splits, stock dividends, recapitalizations or similar transaction with respect to the Series E Convertible Preferred Stock) plus all unpaid accrued and accumulated dividends thereon (including any amounts accrued and unpaid since the last dividend payment date) upon (i) a “Change of Control” as defined in the A&R Credit Agreement (as defined below) that is not also a “Change of Control” as defined in the Articles of Amendment or (ii) the sale, transfer, conveyance, encumbrance or other disposition of common units of RNP owned by Newco (a defined below) that are pledged pursuant to the A&R Put Option Pledge Agreement (as defined below).

Liquidation. Under the Articles of Amendment, in the event of any liquidation, dissolution or winding up of the Issuer, whether voluntary or involuntary, holders of each outstanding share of Series E Convertible Preferred Stock will be entitled to be paid out of the assets of the Issuer available for distribution to shareholders, before any payment may be made to the holders of any other class or series of capital stock of the Issuer, an amount equal to the greater of (a) Redemption Price of each outstanding share of Series E Convertible Preferred Stock held and (b) the amount that such holder would have been entitled to receive upon the liquidation, dissolution or winding up of the Issuer if all outstanding shares of Series E Convertible Preferred Stock had been converted into Common Stock immediately prior to such liquidation, dissolution or winding up of the Issuer.

Purchaser Nominees. Under the Subscription Agreement, in addition to the rights under the Articles of Amendment, for so long as the GSO Funds in the aggregate have record and beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of shares of Common Stock issued upon conversion of the Purchased Shares or exercise of the Repurchase Warrants (the “Conversion Shares”) that constitute at least 6% of the outstanding Common Stock, the GSO Funds’ collectively have the right to nominate one person for election to the Board of Directors of the Issuer (a “Purchaser Nominee”). For so long as the GSO Funds in the aggregate have record and beneficial ownership of Conversion Shares that constitute more than 18% of the outstanding Common Stock and less than 42.5% of the Series E Convertible Preferred Stock issued on the date of the Original Subscription Agreement, the GSO Funds collectively are entitled to nominate a total of two Purchaser Nominees for election to the Board of Directors.

If the GSO Funds are entitled to appoint two Series E Directors, or to appoint at least one Series E Director and to nominate at least one Purchaser Nominee, one such Series E Director or Purchaser Nominee must satisfy all independence and other requirements of membership on the Board of Directors imposed by the Nasdaq Stock Market Rules (other than the requirements of Rule 10A-3(b)(1)(ii) under the Exchange Act, which relates to audit committee membership). For so long as the GSO Funds have the right to appoint or nominate at least one person to the Board of Directors in accordance with the Subscription Agreement, the GSO Funds collectively have the right to appoint one observer (the “Observer”) to the Board of Directors who must be reasonably acceptable to the Issuer.

Restrictions on Transfer. No GSO Fund may Transfer any of the Purchased Shares to any person (other than pursuant to the Articles of Amendment or a Put Option Agreement) without the prior written consent of the Issuer, which shall not be unreasonably withheld, delayed or conditioned. However, without the prior written consent of the Issuer, a GSO Fund may transfer Purchased Shares to a Permitted Transferee in accordance with the Subscription Agreement. Among other things, the GSO Funds generally may not sell on any day an aggregate number of shares of Common Stock in excess of 25% of the average daily trading volume of the Common Stock for the preceding three months on the national securities exchange on which it is traded, except pursuant to an underwritten offering of the Common Stock in a registration effected by the Issuer pursuant to the Registration Rights Agreement.

Standstill. Under the Subscription Agreement, each GSO Fund has agreed that until April 9, 2015 (the “Restricted Period”), without the prior written consent of the Issuer, it will not at any time, nor will it cause or permit any of its affiliates under the credit business segment of The Blackstone Group L.P. to, acquire, directly or indirectly, by purchase or otherwise, record or beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act), of any additional shares of the Common Stock (other than shares of the Common Stock issued upon conversion of the Series E Convertible Preferred Stock or exercise of the Repurchase Warrants, and any other shares directly issued by the Issuer). However, if, at any time, the GSO Funds, in the aggregate, have record or beneficial ownership of less than 10% of the outstanding shares of the Common Stock determined on a fully diluted basis, then the GSO Funds, in the aggregate, may acquire record or beneficial ownership of additional shares of the Common Stock, so long as the GSO Funds, in the aggregate, do not have record or beneficial ownership of 10% or more of the outstanding shares of the Common Stock determined on a fully diluted basis. If the Issuer takes any direct or indirect action that results in the number of shares of Common Stock outstanding being reduced (e.g., stock repurchases), no GSO Fund will be deemed to have breached this provision as a result of such action. During the Restricted Period, each of the GSO Funds have also agreed to comply with certain customary “standstill” restrictions.

Hedging Transactions. Each GSO Fund has agreed that it will not enter into any Hedging Transactions (as defined in the Subscription Agreement). However, (a) if the trading price of the Common Stock is more than two times the Conversion Price for at least 30 consecutive trading days immediately prior to a hedging transaction, then such GSO Fund may enter into such hedging transaction (other than any short sale) and (b) the restrictions on hedging transactions will terminate and be of no further force or effect when the GSO Funds, in the aggregate, cease to have beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of more than 5% of the outstanding shares of the Common Stock.

Certain New Securities. If, after the date of the Original Subscription Agreement, the Issuer intends to issue New Securities (as defined in the Subscription Agreement) for cash to any person, then, at least 10 business days prior to the issuance of the New Securities, the Issuer must offer the New Securities to the GSO Funds. However, the Issuer will have no obligation to make an offer unless at such time (a) the GSO Funds, in the aggregate, have record and beneficial ownership of more than 5% of the outstanding shares of the Common Stock (which shall be determined assuming conversion of all of the shares of Series E Convertible Preferred Stock or exercise cash exercise of all of the Repurchase Warrants in full, as applicable), and (b) the trading price of the Common Stock has not exceeded $1.85 per share (the “Closing Price”) for the thirty trading days ending on the last day of the month immediately preceding the month in which the contemplated closing of the issuance of New Securities occurs. The GSO Funds collectively will have the right to purchase all but not less than all of the New Securities on the terms and conditions set forth in the offer for a period of 10 business days. If the GSO Funds do not elect to purchase all of the New Securities, the Issuer may sell the New Securities on terms and conditions that are no more favorable in the aggregate to the applicable purchaser than those set forth in the offer. If such sale is not consummated within 120 days of the date upon which the offer is given, then no issuance of New Securities may be made thereafter by the Issuer without again offering the same to the GSO Funds in accordance with the Subscription Agreement.

Exemption Letter. In connection with the execution and delivery of the Original Subscription Agreement, the Issuer granted the GSO Funds, GSO Capital Partners LP and certain affiliates, investment funds and accounts (collectively, the “GSO Investors”) an exemption from the Issuer’s Tax Benefit Preservation Plan, dated as of August 5, 2011, between the Issuer and Computershare Trust Company, N.A., as rights agent (the “Tax Benefit Preservation Plan”), which exemption (the “Exemption”) provides that each GSO Investor is an “Exempt Person” pursuant to Section 28 of the Tax Benefit Preservation Plan and that none of the GSO Investors, alone or in combination, shall be an “Acquiring Person” pursuant thereto. In exchange for granting the Exemption, the GSO Investors agreed that, during the period when the Tax Benefit Preservation Plan remains in effect, (a) the GSO Investors will not beneficially own more than 19.9% of the Common Stock (or 15%, 10% or 5% of the outstanding Common Stock if the GSO Investors’ aggregate beneficial ownership of Common Stock declines below 15%, 10% or 5%, respectively, of the Issuer’s outstanding Common Stock), (b) no GSO Investor will acquire Common Stock for the purposes of (i) accumulating any particular minimum combined percentage interest of the total outstanding Common Stock in combination with any person (other than a GSO Investor) or (ii) changing or influencing control of the Issuer in combination with any Person (other than a GSO Investor), (c) no GSO Investor will have any formal or informal understanding with any person (other than a GSO Investor) to make coordinated acquisitions of Common Stock within the meaning of Section 1.382-3(a)(1)(i) of the Treasury Regulations, and (d) no GSO Investor will base its decision on whether to invest in Common Stock on the investment decision of any person other than a GSO Investor. On February 12, 2015, in connection with execution and delivery of Amendment No. 1, the Issuer broadened the GSO Investor’s Exemption to account for the possibility that the Repurchase Warrants are issued and exercised.

Credit Agreement

On April 9, 2014, Rentech Nitrogen Holdings, Inc. (the “Borrower”), an indirect wholly owned subsidiary of the Issuer, entered into a Term Loan Credit Agreement (the “Credit Agreement”) among the Borrower, the GSO Funds, as lenders, Credit Suisse AG, Cayman Islands Branch, as administrative agent and each lender from time to time party thereto.

The facility under the Credit Agreement consisted of a $50 million delayed draw term loan facility, with a five year maturity that was guaranteed pursuant to the Guaranty Agreement, dated as of April 9, 2014, by the Issuer in favor of Credit Suisse AG, Cayman Islands Branch (the “Guarantee Agreement”). The obligations of the Borrower under the that facility were unconditionally guaranteed by the Issuer and secured by 2,762,431 common units of Rentech Nitrogen Partners, L.P. (“RNP”) owned by the Borrower pursuant to the Pledge Agreement, dated as of April 15, 2014, by and between the Borrower and Credit Suisse AG, Cayman Islands Branch (the “Credit Agreement Pledge Agreement”). The term loan facility under the Credit Agreement was subject to 2.00% original issue discount and borrowings under the facility beared interest at a rate equal to the greater of (i) LIBOR plus 7.00% per annum and (ii) 8.00% per annum. In the event the Issuer prepaid the facility prior to its first anniversary, subject to certain exceptions, it would have been required to pay a prepayment fee equal to 1.00% of the amount of the prepayment. The facility also contained customary affirmative and negative covenants and events of default relating to the Borrower and the Issuer, including, among other things, change of control (however, a change of control did not include any removal of or failure to re-elect any or all of the directors of the Issuer) and limitations on the incurrence of indebtedness and liens, the sale of assets, and the making of restricted payments by the Borrower and the Issuer. In addition, upon the occurrence of an initial public offering of the wood pellets or wood fibre operations of the Issuer, the Issuer would have been required to offer to prepay the entire outstanding principal amount of the facility.

A&R Credit Agreement

On February 12, 2015 (the “Restatement Date”), the Borrower entered into an Amended and Restated Term Loan Credit Agreement (the “A&R Credit Agreement”) among the Borrower, the GSO Funds, as lenders, Credit Suisse AG, Cayman Islands Branch, as administrative agent and each lender from time to time party thereto. The A&R Credit Agreement amends and restates the Credit Agreement.

The aggregate $113 million term loan facility under the A&R Credit Agreement consists of $50 million Tranche A loans, $45 million Tranche B loans and $18 million Tranche C loans. The Tranche A loans were borrowed in full under the Credit Agreement on April 15, 2014, and $25 million of the Tranche B loans were borrowed on the Restatement Date, with the remaining Tranche B and C loans available as a delayed draw facility. The term loan facility matures on April 9, 2019 and is guaranteed pursuant to the Amended and Restated Guaranty Agreement, dated as of the Restatement Date, by the Issuer and certain of its subsidiaries from time to time (collectively, the “A&R Guarantors”) in favor of Credit Suisse AG, Cayman Islands Branch (the “A&R Guaranty Agreement”) which amends and restated the Guaranty Agreement. The obligations of the Borrower under the facility are unconditionally guaranteed by the A&R Guarantors and are secured by (i) 13,796,686 common units of RNP owned by the Borrower pursuant to the Amended and Restated Pledge Agreement, dated as of the Restatement Date, by and between Rentech Nitrogen Holdings, Inc. and Credit Suisse AG, Cayman Islands Branch (the “A&R Credit Agreement Pledge Agreement”) which amended and restated the Credit Agreement Pledge Agreement and (ii) liens on substantially all the assets of the Borrower, the Issuer and certain of its subsidiaries from time to time, including equity interests, pursuant to certain other pledge and security agreements. The term loan facility is subject to 2.00% original issue discount. Tranche A loans bear interest at a rate equal to the greater of (i) LIBOR plus 7.00% per annum and (ii) 8.00% per annum. Tranche B and Tranche C loans bear interest at a rate equal to the greater of (i) LIBOR plus 9.00% per annum and (ii) 10.00% per annum. In the event the Issuer prepays the facility prior to its first anniversary of the Restatement Date, subject to certain exceptions, it will be required to pay a prepayment fee equal to 1.00% of the amount of the prepayment.

The facility contains customary affirmative and negative covenants and events of default relating to the Borrower, the Issuer and certain of its subsidiaries. The covenants and events of default include, among other things, change of control (however, a change of control does not include any removal of or failure to re-elect any or all of the directors of the Issuer) and limitations on the incurrence of indebtedness and liens, the sale of assets, the making of restricted payments and investments, entering into new businesses and affiliate transactions by the Borrower, the Issuer and certain of its subsidiaries. In addition, upon the occurrence of an initial public offering of the wood pellets or wood fibre operations of the Issuer, the Issuer must make an offer to prepay the entire outstanding principal amount of the facility.

Registration Rights Agreement

On April 9, 2014, the Issuer and the GSO Funds entered into a Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which, among other things, the Issuer granted the GSO Funds certain registration rights. Under the Registration Rights Agreement, the Issuer was required to use its reasonable best efforts to cause the registration of the Conversion Shares issuable upon conversion of the Series E Convertible Preferred Stock. On February 12, 2015 the Issuer and the GSO Funds entered into an Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”) which amended and restated the Registration Rights Agreement in order to include the Conversion Shares issuable upon exercise of the Repurchase Warrants.

Put Option Agreement

On April 9, 2014, a then-newly formed wholly owned subsidiary of the Issuer (“NewCo”) and each of the GSO Funds entered into a Put Option Agreement (the “Put Option Agreements”). Under the Put Option Agreements, NewCo granted to each GSO Fund the right, but not obligation, to cause NewCo to purchase any or all of the Purchased Shares (other than Purchased Shares that have been redeemed) within 90 days following the date on which the GSO Fund receives written notice of the occurrence of a Put Trigger Event for a purchase price of equal to (a) $1,000 per Purchased Share (as adjusted for stock splits, stock dividends, recapitalizations or similar transactions with respect to the Purchased Shares), plus (b) all accrued and unpaid dividends on such Purchased Shares (including all amounts accrued since the last dividend payment date). Under the Put Option Agreements, a “Put Trigger Event” means, among other things, the failure of the Issuer to redeem the Purchased Shares and to pay to the GSO Fund the Redemption Price of such shares on the applicable redemption date pursuant to the Articles of Amendment whether or not such payment or redemption is legally permissible or is otherwise prohibited. All obligations of NewCo under the Put Option Agreements are secured by 5,524,862 common units of RNP owned by Newco pursuant to the Pledge Agreement, dated as of April 9, 2014, by and among NewCo, the GSO Funds, and Credit Suisse AG, Cayman Islands Branch (the “Put Option Pledge Agreement”).

On February 12, 2015, NewCo and each of the GSO Funds entered into an Amended and Restated Put Option Agreement (the “A&R Put Option Agreements”) which amended and restated the Put Option Agreements. The terms of the A&R Put Option Agreements are substantially similar to the Put Option Agreements. Under the A&R Put Option Agreements, NewCo has granted to each GSO Fund the right, but not obligation, to cause NewCo to purchase any or all of the Purchased Shares (other than Purchased Shares that have been redeemed) within 90 days following the date on which the GSO Fund receives written notice of the occurrence of a Put Trigger Event for a purchase price of equal to (a) $1,000 per Purchased Share (as adjusted for stock splits, stock dividends, recapitalizations or similar transactions with respect to the Purchased Shares), plus (b) all accrued and unpaid dividends on such Purchased Shares (including all amounts accrued since the last dividend payment date). Under the A&R Put Option Agreements, a “Put Trigger Event” means, among other things, (a) the failure of the Issuer to redeem the Purchased Shares and to pay to the GSO Fund the Redemption Price of such shares on the applicable redemption date pursuant to the Articles of Amendment whether or not such payment or redemption is legally permissible or is otherwise prohibited or (b) the failure of the Issuer to purchase the Purchased Shares and pay to the GSO Fund the COC Put Price on the date required therefor pursuant to the Subscription Agreement. All obligations of NewCo under the A&R Put Option Agreements are secured by 9,453,314 common units of RNP owned by Newco pursuant to the Amended and Restated Pledge Agreement, dated as of February 12, 2014, by and among NewCo, the GSO Funds, and Credit Suisse AG, Cayman Islands Branch (the “A&R Put Option Pledge Agreement”).

Each A&R Put Option Agreement will terminate upon the earliest of (a) the time when the Issuer has redeemed all of the Purchased Shares held by the GSO Fund and paid to the GSO Fund the Redemption Price pursuant to the Articles of Amendment, (b) the time when all of the Purchased Shares of the GSO Fund have converted into shares of the Common Stock pursuant to the Articles of Amendment, (c) the time when the Issuer has exercised the Call Right, issued to the GSO Fund the Repurchase Warrant and paid to the GSO Fund the Call Price for each of its Purchased Shares pursuant to the Subscription Agreement or (d) in the event that, on each trading day in a consecutive 90-day period, the volume-weighted average of the intraday sale prices price per share of the Common Stock, for such trading day on all domestic securities exchanges on which the Common Stock may at the time be listed is equal to or greater than two times the then-applicable Conversion Price.

The descriptions of the Credit Agreement, the A&R Credit Agreement, the Subscription Agreement (including the Original Subscription Agreement and Amendment No. 1), the Articles of Amendment, the Registration Rights Agreement, the A&R Registration Rights Agreement, the Put Option Agreements, the A&R Put Option Agreements, the Put Option Pledge Agreement, the A&R Put Option Pledge Agreement, the Guaranty Agreement, the A&R Guaranty Agreement, the Credit Agreement Pledge Agreement and the A&R Credit Agreement Pledge Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such agreements, each of which is filed as an exhibit hereto and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended by adding the following:

Exhibit M	Amendment No. 1 to Subscription Agreement, dated as of February 12, 2015, by and among the Issuer, the GSO Funds and the GSO Funds’ Representative thereunder (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K of the Issuer, filed with the Securities and Exchange Commission on February 19, 2015).

Exhibit N	Amended and Restated Rights Agreement, dated as of February 12, 2015, by and among the Issuer, the GSO Funds and the GSO Funds’ Representative (incorporated by reference from Exhibit 10.2 to the Current Report on Form 8-K of the Issuer, filed with the Securities and Exchange Commission on February 19, 2015).

Exhibit O	Form of Amended and Restated Put Option Agreement, dated as of February 12, 2015, by and between Newco and each GSO Fund (incorporated by reference from Exhibit 10.3 to the Current Report on Form 8-K of the Issuer, filed with the Securities and Exchange Commission on February 19, 2015).

Exhibit P	Amended and Restated Pledge Agreement, dated as of February 12, 2015, by and among NewCo, the GSO Funds, and Credit Suisse AG, Cayman Islands Branch.

Exhibit Q	Amended and Restated Term Loan Credit Agreement, dated as of February 12, 2015, among Rentech Nitrogen Holdings, Inc., the Lenders party thereto, and Credit Suisse AG, Cayman Islands Branch (incorporated by reference from Exhibit 10.4 to the Current Report on Form 8-K of the Issuer, filed with the Securities and Exchange Commission on February 19, 2015).

Exhibit R	Amended and Restated Guaranty Agreement, dated as of February 12, 2015, by the Issuer and certain of its subsidiaries from time to time in favor of Credit Suisse AG, Cayman Islands Branch (incorporated by reference from Exhibit 10.5 to the Current Report on Form 8-K of the Issuer, filed with the Securities and Exchange Commission on February 19, 2015).

Exhibit S	Amended and Restated Pledge Agreement, dated as of February 12, 2015, by and between Rentech Nitrogen Holdings, Inc. and Credit Suisse AG, Cayman Islands Branch.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2014

GSO Cactus Credit Opportunities Fund LP
By:	GSO Capital Partners LP, its investment advisor

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

Steamboat Credit Opportunities Master Fund LP
By:	GSO Capital Partners LP, its investment advisor

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Coastline Credit Partners LP
By:	GSO Capital Partners LP, its investment advisor

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Aiguille des Grands Montets Fund II LP
By:	GSO Capital Partners LP, its investment manager

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

[Schedule 13D/A – Rentech, Inc.]

GSO Palmetto Opportunistic Investment Partners LP
By: GSO Palmetto Opportunistic Associates LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Credit A-Partners LP
By: GSO Credit-A Associates LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Palmetto Opportunistic Associates LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Credit-A Associates LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Special Situations Fund LP
By: GSO Capital Partners LP, its investment manager

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Special Situations Overseas Master Fund Ltd.
By: GSO Capital Partners LP, its investment manager

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

[Schedule 13D/A – Rentech, Inc.]

GSO Holdings I L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

GSO Capital Partners LP

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Advisor Holdings L.L.C.
By: Blackstone Holdings I L.P., its sole member
By: Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Holdings I L.P.
By: Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Holdings I/II GP Inc.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

The Blackstone Group L.P.
By: Blackstone Group Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

[Schedule 13D/A – Rentech, Inc.]

Blackstone Group Management L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Bennett J. Goodman

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact

J. Albert Smith III

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact

Douglas I. Ostrover

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact

By:	/s/ Stephen A. Schwarzman
Stephen A. Schwarzman

[Schedule 13D/A – Rentech, Inc.]